

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Rodney Bingham
President
Thermon Industries, Inc.
100 Thermon Drive
San Marcos, TX 78666

>   Re: **Thermon Industries, Inc. and Additional Registrants**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed November 22, 2010**
>   **File No. 333-168915**

Dear Mr. Bingham:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Collateral Documents, page 119

1.   We refer to the final sentence in the third paragraph of your response number 9 to your November 22, 2010 correspondence. Please revise to disclose, if true, that the collateral agent could only sell the pledged securities pursuant to a Securities Act registration statement or an applicable exemption from registration.

Exhibits

2.   We reissue prior comment 8 as it relates to the continued date restriction in Exhibits 5.2 and 5.3 given that those exhibits continue to state that the opinions are expressed only "as of the date hereof." Please also file an updated version of Exhibit 5.1, as appropriate, given the reference in such exhibit to amendment number three to this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Kevin Blatchford, Esq. – Sidley Austin LLP